Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

QUINCE THERAPEUTICS, INC.

Quince Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

A.The Corporation was originally incorporated, and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 20, 2012, under the name “Cortexyme, Inc.”

B.This Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Amendment”) was duly adopted by the Board of Directors of the Corporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

Article IV, Section 1 of the Amended and Restated Certificate is hereby amended and restated to read in its entirety as follows:

“ARTICLE IV

Section 1. The total number of shares of all classes of stock that the Corporation has authority to issue is 260,000,000 shares, consisting of two classes: 250,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and 10,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

Effective as of 11:59 p.m. Eastern time on June 29, 2026 (the “Effective Time”), each twenty (20) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall be combined into one share of Common Stock, par value $0.001 per share (the “Old Common Stock”), either issued or outstanding, immediately prior to the Effective Time, will be automatically reclassified and combined (without any further act) into a smaller number of shares such that each twenty shares of Old Common Stock issued and outstanding immediately prior to the Effective Time is reclassified into one share of Common Stock, $0.001 par value per share, of the Corporation (the “New Common Stock”), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation (the “Reverse Stock Split”). The Board of Directors shall make provision for the issuance of that number of fractions of New Common Stock such that any fractional share of a holder otherwise resulting from the Reverse Stock Split shall be rounded up to the next whole number of shares of New Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified plus the fraction, if any, of a share of New Common Stock issued as aforesaid.

C.This Certificate of Amendment shall be effective as of the Effective Time.

D.This Certificate of Amendment was submitted to the stockholders of the Corporation and was duly adopted and approved in accordance with the provisions of Section 242 of General Corporate Law of the State of Delaware at the annual meeting of the stockholders of the Corporation.

IN WITNESS WHEREOF, Quince Therapeutics, Inc. has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation on June 26, 2026.

Quince Therapeutics, Inc.

By:	/s/ Dirk Thye
Dirk Thye
Chief Executive Officer